SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 35300396090

INSTRUMENT OF NON-INSTATEMENT OF EXTRAORDINARY SHAREHOLDERS’ MEETING SCHEDULED FOR APRIL 18, 2013

On April 18, 2013, at 11:00 a.m., at the headquarters of Companhia Siderúrgica Nacional (“CSN” or the “Company”), in the city and state of São Paulo, at Av. Brig. Faria Lima, 3400, 20º andar, shareholders of the Company showed up in order to attend the Extraordinary Shareholders’ Meeting scheduled for that date.

It was verified, according to the signatures in the Shareholders’ Attendance Book, that there was no instatement minimum quorum to resolve on the issues included in the Agenda, which imply amendment to the Company’s Bylaws.

Vote declarations presented by attending shareholders will be filed with the Company.

Thus, in compliance with the provisions of article 135 of Law 6,404, as of December 15, 1976, the Shareholders’ Meeting has not been instated at first call. The Company’s management shall summon the shareholders at second call for a new meeting to be held on April 30, 2013.

São  Paulo, April 18, 2013

David Moise Salama Chairman of the Meeting	Claudia Maria Sarti Secretária

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 18, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.